September 20, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gushen, Inc.

Registration Statement on Form 10-12G

Filed August 15, 2017

File No. 0-55666

To the men and women of the SEC:

On behalf of Gushen, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 8, 2017, addressed to Mr. Huang Pin Lung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G on August 15, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note that you disposed of the assets of your operating subsidiary, Gushen Credit Limited, on April 27, 2017, approximately 60 days after filing a Form 15. Since the termination of a reporting company’s reporting obligations takes effect 90 days after filing the Form 15, please advise us how you complied with the requirements of Section 14A of the Exchange Act, and applicable Nevada law, with respect to a shareholder vote concerning this disposition.

COMPANY RESPONSE

The disposal of subsidiary assets was a business decision to settle the amount due to an unrelated third party by using assets instead of cash. The disposal decision was made and approved by the board of directors. The Company does not think Section14A of the Exchange Act applied on the business decision to settle the liability and hence a vote of stockholder is not necessary.

In addition, pursuant to NRS 78.565 (Sale, lease or exchange of assets: Authority; vote of stockholders.) under laws of the State of Nevada,

1.Unless otherwise provided in the articles of incorporation, every corporation may, by action taken at any meeting of its board of directors, sell, lease or exchange all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions as its board of directors may approve, when and as authorized by the affirmative vote of stockholders holding stock in the corporation entitling them to exercise at least a majority of the voting power.

2. Unless otherwise provided in the articles of incorporation, a vote of stockholders is not necessary:

(a) For a transfer of assets by way of mortgage, or in trust or in pledge to secure indebtedness of the corporation; or

(b) To abandon the sale, lease or exchange of assets

The disposal decision was made and approved by the board of directors. A vote of stockholder is not necessary.

Business, page 1

2. Please revise to clarify your expected timing in developing into an operating company. Disclose when you expect to begin hiring additional employees and whether you plan to begin offering your services to clients prior to hiring additional employees.

COMPANY RESPONSE

The following has been added to the business on page 1:

“We expect to develop into an operating company gradually by the end of fiscal year end 2018. We plan to begin offering our services to clients prior to hiring additional employees. When there are businesses come, we will begin to hire additional employees.”

3. Please clarify what is meant by the phrase “capital support” at the bottom of page 2.

COMPANY RESPONSE

The “capital support” means the financial resources provided by our company to clients in order to make some of their projects possible. To make it clear, the “capital support” has been revised to “financial support”.

4. Please revise to clarify the level of knowledge and experience of your current officers and directors with respect to IT and managerial expertise. For example, you refer on page 3 to “our director’s know how to get a business on a crowd funding intermediary,” yet in the following paragraph you state that “the knowledge our current officers and directors have of crowdfunding is very limited.” On page 4 you refer to “the experience, knowledge, and expertise of our current staff.”

COMPANY RESPONSE

The following has been added to on page 3:

“Our current officers and directors have been running several businesses in the past and have the knowledge and experience in both IT and managerial support.”

The following has been revised on page 3:

“We hope to maintain our competitive advantage by utilizing the experience, knowledge, and expertise of our directors and future staff as well as offering exemplary our customer service.”

Regarding the crowdfunding part, our current officers and directors have the knowledge as to how crowdfunding works on varying platforms and how to get a business on a crowdfunding platform or intermediary. However, our current officers and directors did not run the crowdfunding platform. So we think our knowledge is limited because we are not engaging in any crowdfunding business, but does not mean we cannot get in business.

Risk Factors, page 5

We will require additional funds in the future . . ., page 5

5. Please provide greater quantification regarding your future needs for additional funding, including the timing of those needs. Provide greater detail under “Liquidity and Capital Resources.”

COMPANY RESPONSE

The following has been added to Liquidity and Capital Resources on page 13:

“We expect a funding of $600,000 for us to develop into an operating company and implement the plan of operation stated above. We hope we can obtain the funding by the end of 2017.”

Financial Information, page 12

6. Please revise to clarify and discuss in more detail how you expect to implement your plan of operation, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps. Explain clearly what steps you have taken to date and which steps remain to be implemented.

COMPANY RESPONSE

Company milestones for next 12 months are added to financial information on page 12.

Market Price of and Dividends . . ., page 22

7. You state here that your common stock is currently quoted on the OTC Pink, although on page 9 you state that there is no established public trading market for your securities. Please revise to clarify, and state clearly if you will be applying for quotation on the OTCQB

COMPANY RESPONSE

The risk factor related to “public trading market ” on page 9 has been amended to the following:

“Our common stock is currently quoted on the OTC Pink under the trading symbol “GSHN”. However, trading in stocks quoted on the OTC Pink is often thin. Therefore, you may be unable to liquidate your investment in our stock.

Our common stock did not trade prior to January 19, 2017. Trading in stocks quoted on the OTC Pink is often thin and is characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company’s operations or business prospects. We cannot assure you that there will be a market for our common stock in the future. We do not have intention to apply for quotation on the OTCQB at this moment, but we should apply for OTCQB when the operations start.”

Recent Sales of Unregistered Securities, page 23

8. Please disclose all unregistered sales made within the last three years, as required by Item 10 of Form 10 and Item 701 of Regulation S-K.

COMPANY RESPONSE

We have added all unregistered sales to the Recent Sales of Unregistered Securities, as required by Item 10 of Form 10, on page 23.

Financial Statements

9. Investment and Divestment, page F-12

9. We note on August 5, 2016 you acquired a Hong Kong company named Gushen Credit Limited which you then decided to dispose of for proceeds of $105, 000. In this regard, tell us how you accounted for both the acquisition and disposal. We note that you do not disclose the acquisition price, and we do not see proceeds of $105,000 in your consolidated statement of cash flows on page F-6.

COMPANY RESPONSE

Acquisition

Before the acquisition, Gushen Credit Limited (“GCL”) was 100% owned by our director – Huang Pin Lung. Since Hunag Pin Lung is also the director and major shareholder of our company, so the transaction was between entities under common control. The transaction was accounted for pursuant to ASC805-50.

Statement 141, Business Combinations, eliminated the application of pooling-of-interest method for business combinations, except as it related to common control transactions. While the pooling-of-interests method was not codified, ASC 805-50 refers to the application of the pooling-of-interests method for common control transactions that result in a change in reporting entity (i.e., the transfer of a business). The guidance below on the pooling-of-interests method is based on the guidance previously found in APB 16 and should be considered for common control transactions that result in a change in reporting entity requiring retrospective adjustment to the financial statements.

The pooling-of-interests method accounts for the combination between two businesses under common control as the uniting of the ownership interests of the two entities. Procedures applied under the pooling-of-interests method are summarized in the following steps:

a. The assets and liabilities of the net assets or business transferred are carried forward at the carrying amounts of the ultimate parent or controlling shareholder. No adjustments are made to reflect fair values or recognize any new assets or liabilities for the periods presented that would otherwise be done under the acquisition method.

b. The equity accounts of the combining entities are combined.

●	The par value of the common stock issued by the receiving (issuing) entity to effect the combination is credited to the common stock account of the receiving entity. Adjustments may be required to reflect the par value of the receiving entity.

●	The retained earnings of the transferring entity are added to the retained earnings of the receiving entity.

●	Any difference between the consideration paid or transferred and the net assets “acquired” is reflected as an equity transaction (i.e., dividend or capital transaction).

c. Revenues and expenses of the combining entities (after eliminating intercompany transactions) are combined from the beginning of the period in which the combination occurs to the date the combination is completed. Income of the combined entity is reported subsequent to the combination date. The income statement reflects the results of the combining entities for the full year (provided the entities were under common control the full year), irrespective of when the combination took place.

d. Intercompany balances and transactions between the combining entities (and the related profits) prior to the combination are eliminated from the combined financial statements.

e. Comparatives are presented as if the entities had always been combined for periods when the combining entities were under common control.

Disposal of Asset

As of April 27, 2017, Gushen Credit Limited (“GCL”) entered into an asset purchase agreement with an unrelated third party, which use GCL asset amount of US$105,000 to offset the payable owed to that unrelated third party. After the asset transferred, GCL has nil asset and nil liabilities.

As of April 28, 2017, Gushen Holding Limited (“GHL”), a subsidiary of Gushen Inc, disposed the shares of (or investment in) GCL to an unrelated third party with consideration US$0.26.

Pursuant to ASC 810-10, a parent deconsolidates a subsidiary as of the date the parent no longer has control of the subsidiary.

If a parent loses control of a subsidiary through means other than a nonreciprocal transfer to owners, it:

●	Derecognises the assets (including an appropriate allocation of goodwill) and liabilities of the subsidiary at their carrying amounts at the date control is lost

●	Derecognises the carrying amount of any NCI at the date control is lost (including any components of accumulated other comprehensive income attributable to it)

●	Recognises the fair value of the proceeds from the transaction, event, or circumstances that resulted in the loss of control

●	Recognises any noncontrolling investment retained in the former subsidiary at its fair value at the date control is lost

●	Reclassifies to income, or transfers directly to retained earnings if required, in accordance with other U.S. GAAP, the amounts recognised in other comprehensive income in relation to that subsidiary

●	Recognises any resulting difference as a gain or loss in income attributable to the parent

The gain or loss is calculated as the difference between:

1)	The aggregate of:

●	The fair value of the consideration transferred

●	The fair value of any retained noncontrolling investment in the former subsidiary on the date the subsidiary is deconsolidated

●	The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the NCI) on the date the subsidiary is deconsolidated

and

2)	The carrying amount of the former subsidiary’s net assets

Since the net asset is zero after the disposal of assets, the derecognition has no effect on the consolidated financial statements.

We have added the acquisition price on page 1 and F-12.

The proceeds of $105,000 did not shown in the consolidated statement of cash flow because the transaction is in GCL level. Subsequently, ordinary shares of GCL were sold and hence the company consolidated financial statements do not include GCL transactions.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 20, 2017
/s/ Huang Pin Lung
Huang Pin Lung
Chief Executive Officer